

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2012

Via E-mail
Frank Slootman, CEO and President
ServiceNow, Inc.
12225 El Camino Real, Suite 100
San Diego, CA 92130

> **Re:** **ServiceNow, Inc.**
> **Registration Statement on Form S-1**
> **Filed on March 30, 3012**
> **File No. 333-180486**

Dear Mr. Slootman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filling, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues in areas on which we have not previously commented.

2.   Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. Refer to Question 101.02 of our Compliance and Disclosure Interpretations related to Securities Act Forms at *http://sec.gov/divisions/corpfin/guidance/safinterp.htm* for guidance.

3.   Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act ("the Act"), please disclose on your prospectus cover page that you are an emerging growth company and revise your prospectus to provide the following additional disclosures:

- A description of how and when a company may lose emerging growth company status;

- A brief description of the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- Your election under Section 107(b) of the Act:

  o If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or

  o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2)(B) of the Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures in MD&A.

Prospectus Summary, page 1

4.   Please disclose in the summary that your directors and principal stockholders will continue to have substantial control over the company after the offering. Also, consider disclosing on the cover page the percentage of your voting power to be held by your affiliates following the offering.

Overview, page 1

5.   Please provide quantitative or qualitative support for your statement that you are a "leading provider" of cloud-based services to automate enterprise IT operations.

Risk Factors, page 9

"A portion of our revenues are generated by sales to government entities…," page 22

6.   Tell us what consideration you have given to quantifying the amount of your revenues attributable to the U.S. federal government and other highly regulated entities in this risk

factor and to discussing your sales to such entities in your business disclosure. Refer to Item 101(c)(1)(ix) of Regulation S-K.

Industry and Market Data, page 28

7.   We note your statement in this section that you have not independently verified the accuracy or completeness of any third-party information included in the prospectus. As you know, market data included in your registration statement must be based on reasonable and sound assumptions. Please revise the text as necessary so that you do not suggest that you could lack a reasonable belief as to the accuracy and completeness of the market data you elect to include in the filing.

Use of Proceeds, page 29

8.   We note that you intend to use the net proceeds for working capital and other general corporate purposes. Please provide more meaningful disclosure of areas where you intend to use the net proceeds. Refer to Item 504 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of the six months ended December 31, 2010 and 2011

Revenues, page 42

9.   We note that the growth in subscription revenues was primarily due to new customers and to a lesser extent, a larger number of subscriptions sold to existing customers; however you have not quantified the amount of the subscription revenue increase related to each of these factors. Additionally, we note that you discuss revenue distribution channels and quantify revenue by geographic region elsewhere in the filing but you have not provided a discussion of revenue growth from these aspects. Please revise to quantify the relative significance of each contributing factor that you indentify. Also, please tell us what consideration was given to providing additional insight into your revenue growth, such as a break-out of direct sales versus indirect or channel sales, as well as the growth attributed to different geographic regions. Please refer to Section III.D of SEC Release 33-6835 and Section III.B of SEC Release 33-8350.

Provision for Income Taxes, page 45

10.   We note the significant change in your effective tax rate. We further note from disclosure on page F-28 that the line items "foreign taxes" and "valuation allowance" appear to have fluctuated significantly over these periods. Please revise to provide a discussion of factors that have had a significant impact on your effective income tax rate. To the extent that certain countries have had a more significant impact on your effective

tax rate, please tell us and disclose this information and include a discussion regarding how potential changes in such countries' operations may impact your results of operations in the future. Please refer to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-8350.

Liquidity and Capital Resources, page 52

11.   We note that your disclosures provide little insight into your operating cash flows. For example, for the six months ended December 31, 2011 you indicate that "the main drivers of the decrease in net operating assets included increases in deferred revenues and accrued liabilities partially offset by increases to accounts receivable and deferred commissions." You indicate that the increases resulted primarily from the growth of your business however you have not quantified each factor nor explained working capital changes that are not directly proportionate to the growth in your business. We further note that your disclosure for operating cash flows in prior periods does not identify the main drivers of changes in your operating cash flows. Please tell us and revise to disclose the material factors contributing to changes in operating cash flows for each period and quantify the relative significance of each factor that you indentify.   Please refer to Section IV.B.1 of SEC Release 33-8350 and Section III.D of SEC Release 33-6835.

12.   We note that in you intend to use cash in the next 12 months, in part, for "the addition and expansion of data centers." Please tell us what consideration was given to disclosing the amount of planned capital expenditures for this initiative and any commitments for such expenditures. Please refer to Item 303(a)(2)(i) of Regulation S-K and Section IV. of SEC Release 33-8350.

Critical Accounting policies and Significant Judgments and Estimates

Stock-Based Compensation, page 56

13.   For any share-based issuances subsequent to the most recent balance sheet date presented in the registration statement, please revise your disclosure to include the expected impact the additional grants will have on your financial statements. Please continue to update your disclosures for all equity related transactions subsequent to this request through the effective date of the registration statement.

Common Stock Valuations, page 57

14.   We note your tabular disclosure of stock options granted since July 1, 2010. Please revise your table to include all types of equity awards you have granted. In this regard, we note from disclosure on page F-32 that you granted 1,000,000 restricted stock units ("RSUs") in 2012 that are not included in the table.

15.   We note your disclosure on page 57 that your expected volatility for stock-based awards is derived from the historical volatility of publicly traded peer companies. We further note your disclosure on page 59 that the value of your common stock was determined in part by utilizing the market approach based companies similar to your business, or guideline companies. Please address the following with respect to the group of comparable public companies used in your various analyses:
- Confirm that the same set of comparable publicly-traded companies is used in all of your various valuation estimates and update your disclosure accordingly;
- Revise to disclose the basis for the selection of the set of comparable publicly-traded companies, what makes them comparable and any limitations or uncertainties over that comparability; and
- Describe any changes to the set of comparable publicly-traded companies.

16.   We note your disclosure on page 57 that in determining the fair value of your common stock, one of the factors you considered was contemporaneous independent valuations performed at periodic intervals by an independent valuation firm. However, we also note your reference to an independent valuation firm in your disclosure at each valuation date in determining the fair value of your common stock. Please describe the nature and extent of the independent valuation firm's involvement in the determination of the fair value of your common stock at each valuation date. Please see Question 141.02 of our Compliance and Disclosure Interpretations related to Securities Act filings at *http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm* for guidance.

17.   We note that beginning with the July 2011 common stock valuation, you disclose the risk-adjusted discount rate and non-marketability discount used in your valuations. Please tell us and revise to disclose the rates that were used in common stock valuations prior to July 2011.

18.   When determined, please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

19.   We note that the fair value of your common stock increased by approximately 300% from May 2011 through March 2012. Please reconcile and explain in further detail the significant factors that gave rise to the significant increase in value over this period of time. This reconciliation should describe the relative significance of intervening events within the company and changes in assumptions, as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of the underlying stock up to the filing of the registration statement. For example, your common stock value increased by approximately 45% from January 2012 to February 2012; however, the weighting of each outcome and the assumptions disclosed did not change significantly and your disclosure does not provide any further insight regarding the increase in the fair value of your common stock. Also, when your estimated IPO price is known and included in your registration statement, please reconcile and explain the difference between the fair value of the underlying stock as of the most recent valuation date and the midpoint of your IPO offering range.

20.   We note your disclosure that the fair value of your common stock was determined to be $3.75 per share as of July 22, 2011. We also note that the fair value of your common stock did not change from July 2011 through October 2011. Please tell us and revise your disclosure to explain the reasons why the fair value of your common stock did not change during this time frame and whether you performed contemporaneous valuations as of September 2011 and October 2011. If you did not perform contemporaneous valuations as of September 2011 and October 2011, you should disclose the reasons why you chose not to perform such valuations.

21.   We note that as part of the November 2011 valuation, your management team reassessed the timelines for liquidity scenarios resulting in a likelihood of an IPO of 30%. We further note that the likelihood of an IPO in the prior valuation was 55%. Please explain the reason(s) for this adjustment, and the increases in the risk-adjusted discount rate and non-marketability discount, in further detail and tell us the impact these adjustments had on your common stock valuation in November 2011.

Business

Our Opportunity, page 65

22.   Please supplementally provide us with the applicable page or pages from the Gartner Report that support the claim that software revenues in the markets identified in this section will total $1.6 billion in 2012, growing to $19.8 billion in 2016.

Customers, page 70

23.   We note that you primarily market your services to large enterprises. Please disclose how you define "large enterprises."

Case Studies, page 71

24.   Please supplementally advise us of the names of the customers discussed in the case studies in this section and tell us what consideration you gave to disclosing the names in the prospectus. In this regard, we note you disclose the identity of customers in the case studies included on your website. Also, please disclose the approximate date that each customer adopted your solution.

Executive Compensation

Competitive Positioning, page 84

25.   You indicate in this section that prior to the compensation committee's engagement of Compensia, you did not formally benchmark your executive compensation. Please disclose whether subsequent to the engagement of Compensia and the identification of a peer group, you benchmarked specific elements of compensation or established target

percentiles in determining executive compensation in comparison to your peer group. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Fiscal 2011 Annual Bonuses, page 88

26.   We note that the compensation committee established a maximum bonus pool of $400,000 for the fiscal 2011 annual bonuses, but that the actual amount available for payment of bonuses was based on a percentage of the difference between the increases in your annual contract values for fiscal years 2010 and 2011. Please disclose the actual bonus pool available for fiscal 2011 annual bonuses. Also, you indicate that your CEO and CFO determined the amount of the annual bonus award for each executive officer. Please clarify whether Messrs. Luddy and Chedrick were CEO and CFO, respectively, at the time the awards were determined and, therefore, recommended the amount of their own annual bonuses. Finally, you state that the amount of each executive's award was based on an assessment of the executive's individual performance "against performance criteria that were extremely difficult to achieve." Please revise to describe the performance criteria utilized in determining the fiscal 2011 bonus awards. Refer to Item 402(b)(2)(vii) of Regulation S-K.

Principal and Selling Stockholders, page 114

27.   After you have identified the entities that will be selling stockholders, if any, please ensure that you have disclosed the names of all natural persons who exercise voting and dispositive power over the shares being offered for resale. Also, revise your disclosure to indicate whether such selling stockholders are broker-dealers or affiliates of broker-dealers. If any are registered broker-dealers who acquired their shares as investments, rather than as transaction-based compensation for the performance of investment banking or similar services, they should be named as underwriters. With respect to any affiliates of registered broker-dealers, you should indicate whether they acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition they had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

28.   Footnotes 1, 10, 12 and 14 contain disclaimers of beneficial ownership except to the extent of pecuniary interest. Please note that beneficial ownership is not determined based on pecuniary interest. Refer to Exchange Act Rule 13d-3(a). Please revise.

Change in Accountants, page 133

29.   We note your disclosure that you "had no disagreements with Grant Thornton LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to its satisfaction, would have caused Grant Thornton LLP to make reference in connection with its opinion to the subject matter of the disagreement during its audits of the years ended June 30, 2010 and 2009." Please revise to disclose whether there were any disagreements with

Grant Thornton LLP through the date of dismissal pursuant to Item 304(a)(1)(iv) of Regulation S-K. Also, in light of revisions to disclosure, please provide an updated letter from Grant Thornton LLP indicating whether they agree with the statements made concerning their firm.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-10

30.   We note that your contracts typically do not provide customers with the right to take possession of software supporting your solutions. Please tell us the extent to which you have granted such rights to customers and tell us what consideration was given to the guidance of ASC 985-605-55-124 in determining how to account for arrangements containing such rights, if any. Please revise your disclosures as necessary.

31.   We note that prior to adopting ASU No. 2009-13 on July 1, 2010, you accounted for subscription and professional service fees for implementation and configuration of your subscription service as one unit of account which was recognized over the contractual term of the subscription agreement. Please tell us your basis for recognizing these implementation and configuration fees over the term of the subscription agreement rather than over the estimated customer life based on the guidance in footnote 39 of SAB Topic 13A.3.f.

32.   We note that subsequent to adopting ASU No. 2009-13, you account for subscription and professional services revenues as separate units of account and that in determining whether professional services have standalone value, you consider various factors as noted in your disclosure. As it relates to fees for implementation and configuration of your subscription service, please tell us specifically how you determine that stand-alone value exists for these services. Please refer to ASC 605-25-25-5(a).

33.   For professional service fees that are priced on a fixed-fee basis and recognized as the services are delivered, please tell us and revise to disclose the accounting method used to recognize revenue for these services.

34.   We note that you determine your best estimated selling price (BESP) by considering historical sales and other factors such as market competition and pricing practices. Please tell us and revise to provide a more detailed explanation of how you determine BESP including any other factors, trends, inputs, techniques or assumptions that you incorporate into your analysis. Please refer to ASC 605-25-50-2(e).

Note 7. Convertible Preferred Stock, page F-20

35.   For each series of convertible preferred stock, please tell us and revise to disclose the participation rights including whether there is an obligation to share in losses with common stockholders. Please refer to ASC 505-10-50-3 and ASC 260-10-45-68.

Note 12. Income Taxes, page F-28

36.   We note the impact your foreign operations had on your effective tax rate for the period ended December 31, 2011. Please tell us and revise your disclosure, as necessary, to provide a breakdown of the components included in the "foreign taxes" line item in your reconciliation of income taxes computed at the federal statutory rate to your provision for income taxes. Please refer to Rule 4-08(h)(2) of Regulation S-X.

Recent Sales of Unregistered Securities, page II-2

37.   You indicate that the unregistered sales of your securities in February and March 2012 were made based on a claim of exemption under Rule 506 of Regulation D. However, you do not appear to have filed any Forms D in connection with these offerings. Please file the required Forms D for these sales or tell us in your response letter why no such filings are required. See Rule 503 of Regulation D.

Exhibits, page II-4

38.   Please file your agreements with your data centers as exhibits to the registration statement or tell us why this is not required. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Matthew Crispino, Staff Attorney, at (202) 551-3456 or, in his absence, to me at (202) 551-3730.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via E-mail
        Robert A. Freedman, Esq.
        Fenwick & West LLP